United States securities and exchange commission logo





                             December 20, 2021

       Kai Xiong
       Chief Executive Officer and Director
       Keyarch Acquisition Corp
       275 Madison Avenue, 39th floor
       New York, New York 10016

                                                        Re: Keyarch Acquisition
Corp
                                                            Registration
Statement on Form S-1
                                                            Filed December 3,
2021
                                                            File No. 333-261500

       Dear Dr. Xiong:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 29, 2021 letter.

       Form S-1, Filed December 3, 2021

       Propsectus Cover Page, page i

   1. We note that the SPAC Sponsor and Keywise Capital Management (HK) Limited, the
                                                        parent company of your
sponsor, appear to be located in Hong Kong. Please disclose this prominently on the
prospectus cover page.
   2. We note your revised disclosures in the risk factor on page 45 stating that you may consummate a business
combination with a company in any location or industry
                                                        you choose and are not
limited to any particular industry, location, or type of business.
                                                        You further state that
you shall not undertake an initial business combination with any entity with its
principal business operations in China (including Hong Kong and
                                                        Macau). Also revise to
further clarify whether you intend on targeting an initial business
 Kai Xiong
Keyarch Acquisition Corp
December 20, 2021
Page 2
      combination with any entity that is based in or located in China or Hong Kong.
Risk Factors, page 29

3. We note from the audit opinion and your risk factor on page 29 that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection.
      Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. We note disclosure stating that you may effect a business combination with a company located outside the United States.
      For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.
4. We note your response to prior comment 4 and your revised disclosure. Please revise to further disclose the possibility that trading in your securities could be prohibited under the
      Holding Foreign Companies Accountable Act. Also expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies
      Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.
General

5. Please file the form of Rights Agreement and outstanding exhibits to your registration statement.
6. Your revised disclosures indicate that you will have until 18 months from the closing of this offering to consummate your initial business combination. However, your amended and restated memorandum of association provides for a timeframe of 24 months. Please file updated exhibits to reflect your current offering terms.
        You may contact Sondra Snyder, Accountant at 202-551-3332 or Gus Rodriguez,
Accounting Branch Chief at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Law Clerk at 202-551-
5351 or Lauren Nguyen, Legal Branch Chief at 202-551-3642 with any other questions.



                                                             Sincerely,
FirstName LastNameKai Xiong
                                                             Division of
Corporation Finance
Comapany NameKeyarch Acquisition Corp
                                                             Office of Energy &
Transportation
December 20, 2021 Page 2
cc:       Karen Dempsey
FirstName LastName